Star Estate Development Group, LLC

ANNUAL REPORT

2024

This Annual Report (this "Disclosure") is furnished with respect to the certain securities ("Securities") offered and sold by Star Estate Development Group, LLC, a NY LLC (the "Issuer") through the crowdfunding portal available at www.honeycombcredit.com and each subdomain thereof (the "Portal") and operated by Honeycomb Portal LLC, a Delaware limited liability company, in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933 (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred: (i) to the Issuer; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance. In addition, there is no ready market for the sale of the Securities and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Issuer's prior written consent.

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make any representation not contained in this Disclosure.

The Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Disclosure. These Securities are offered under the 4(a)(6) Exemption; however, the SEC has not made an independent determination that the Securities are exempt from registration. Investors should not construe the contents of this Disclosure as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

Certain information contained in this Disclosure constitute "forward-looking statements" that can be identified by the use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe" or the negatives or variations thereof. Furthermore, any forecasts or other estimates in this Disclosure, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results or the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Disclosure at any time nor any sale hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time after the earlier of the relevant date specified herein or the date of this Disclosure.

OFFERING SUMMARY

Issuer Name	Star Estate Development Group, LLC
Offering Amount	$235,800.00

COMPANY OVERVIEW

We are proud to be the 4th owner in over 170 years, and equally proud to introduce, The Hudson House & Distillery. We have committed to restore and maintain the property's natural beauty in keeping with the original Italian Villa Revival style of architecture. We encourage you to explore the old buildings and truly experience this unique and special property in the heart of Hudson Valley.

COMPANY ELIGIBILITY

Name of issuer: Star Estate Development Group, LLC
State of Organization: NY
Date Company Was Formed: 06/25/2015
Type of Company: LLC
Physical Address: 1835 Broadway, West Park NY, 12493
Web Address: https://www.thehudsonhouseny.com/
# of Employees: 50

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Charles Ferri	Stock	27%
Paul Seres	Stock	25%
All Minority Ownership (<20%)	Stock	48%

The above is the only ownership outstanding for the company. The ownership interests of a NY LLC give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Paul Seres

Employer: Star Estate Development Group, LLC
Title: Co-Founder, CEO
Dates of service: 06/25/2015 – Current

After graduation from NYU in 1990, Paul Seres formed his own production company making O Broadway plays and independent films. By 1992 he had begun producing and co-producing music videos for acts including Run DMC, PM Dawn, Mariah Cary, Mary J. Blige, and Sting.

He continued to work in the short format by directing and producing commercials and on-air promotional spots for clients such as A&E Television Networks, Comedy Central, Paramount Pictures, Columbia Pictures, LifeBeat, GenArts Festival, Discovery Communications, Gap, Jussara Lee, Shiseido Cosmetics, and others.

In 1997 Paul began his television development career, developing programming for such networks as MTV, VH1, Showtime Networks, Bravo, ABC, and Trio.

While establishing himself as a producer and director, Paul began working in the nightlife industry as both a promoter and a manager of several popular spots. As managing partner of Aces & Eights, Seres quickly helped the establishment grow into one of the most popular bars in New York, becoming Anheuser Busch's largest account, surpassing Madison Square Garden in volume of goods sold. Other bars and nightclubs Paul had managerial involvement with were Coffee Shop Bar, Jekyll and Hyde, Mars, Red Zone, Rock Ridge Saloon, Micro Bar, Caddy Shack, and Delta House.

Paul also produced events for corporate clients including L'Oreal, Maybelline, Movado, VisibleWorld, Polaroid, Hasbro, various fashion designers, and Coca-Cola. In 1999, Paul joined Big Fat, a New York based marketing and event agency where he became their in-house event producer and creative director. While at Big Fat, Paul produced national tours and events for clients such as PepsiCo, Lucky Strike, Kool, Seagrams, The History Channel, Stouffers', and Nintendo. In 2001, Paul produced the national rollout tour for Nintendo's GameCube, a 12-city tour that created 5000 sq. . nightclubs out of raw retail spaces in each of the cities. The tour won both a Gold Reggie and a Bronze Reggie for the gaming manufacturer.

In 2002 Paul formed Alba Creative, a boutique branding agency specializing in helping clients receive maximum return on their investment from their target audience. He successfully launched campaigns for IDT, Coldwell Banker, and Netomat among others. In addition to being Chief Strategy Officer, Paul helped create and directed all on-air television and radio spots for their client roster.

In July of 2005 Paul became the Managing Member of Ruby Falls Partners, LLC, a holding company that operated Sol Nightclub, a lounge in Chelsea's trendy warehouse district. Opened in 2005, Sol has become the destination for upscale urban parties & entertainment, with notables from the Black Eyed Peas, The Pussycat Dolls, Busta Rhymes, Maya, Cee-lo of Gnarls Barkley, Erykah Badu, Serena Williams, Fabolous, Cassie, Tracy Morgan, Jay McCarroll, JC Chasez, Lydia Hearst, to the New York Giants, Jets, and Knicks all being seen at this 29th street destination.

In 2008 Paul formed Helios Hospitality Group, LLC, a hospitality development holding company that is currently developing an enclosed roo op restaurant/lounge/event space in the Fashion District. In 2012, Paul became a partner and owner at The DL and Dinner on Ludlow, a Lower East Side restaurant lounge that boasts the largest roo op space in the area. Additionally, in June of 2013, Paul opened with Chef John Keller, Apartment 13, an American Bistro focusing on New York State purveyors and suppliers. Apartment 13 has a focus on pairing cocktails with each individual item on the menu. In 2014, Paul and his group acquired the space that was formerly St. Jerome's, on Rivington St. also in the Lower East Side. One of the original rock n' roll bars in the LES, Paul and his team renovated the entire space, expanded the first floor, and re-opened it as Rivington F & B Jeromes, as a homage to St. Jerome's. Also in 2014, Paul in partnership with Hampshire Hotels, renovated the former XVI space, to create The Attic, a midtown rooftop lounge with Western views and amazing sunsets.

Paul is a former member of Manhattan's Community Board 4 where he was on the Executive Board, Co-Chair of the Business, Licensing and Permitting Committee, which is responsible for making recommendations to the State Liquor Authority for Liquor License Applications, and the Quality of Life Committee. Paul was on the board for 8 years, helping shape the communities from the business perspective.

In 2012, Paul helped formed and became a founding trustee of the New York City Hospitality Alliance, a New York City based trade association and lobbying organization that represents the bars, cafes, lounges, nightclubs and destination hotels that make up the hospitality economic engine for the city. He is now a Vice President and liaises with NYPD on all nightlife matters.

Paul holds a Bachelor Fine Arts in theatre and a minor in Film production from New York University's Tisch School of the Arts and a Bachelor Fine Arts in Music Composition with a minor in physics from New York University's School of Arts and Sciences.

Charles Ferri
Employer: Star Estate Development Group, LLC
Title: Co-Founder, COO
Dates of service: 06/25/2015 – Current

He graduated with a B.S. from SUNY Buffalo in 1996. From 1997-2000, Charles decided to get a job in Finance and started working at Sanford Bernstein Investment Management. Subsequently, he worked at Deutsche Bank from 2000-2004, and at each Financial institution he was successful in managing over $1.1 billion in assets for many high net worth individuals, families and select companies in sports, entertainment and media.

In 2004, Charles made the biggest and smartest decision of his life and le a very successful banking career in order to seek out his true passion as an entrepreneur. He started by purchasing a lounge under famed Chelsea Hotel with a few of his closest friends. Charles then expanded to the Hamptons owning the famous Star Room Nightclub. He then decided on creating a vodka line as a special gi for select clientele to remember him and their experience at his very popular and exclusive nightclubs.

Having had the unique opportunity to see firsthand what it takes to measure up to the quality standards sought by socialites, celebrities and VIP's, Charles knew he needed a product that stood out from the many vodka brands on the market today. He really believed the time was right for a luxury American vodka that could out smooth the many known foreign brands saturating the marketplace.

His quest began for Star Vodka by traveling the world, even to Russia, and researching to understand the vodka process. Charles wanted the nest quality ingredients and production facilities in the USA. He met with distillers and purveyors of grains and selected non-genetically modified corn, Cascade Mountain water from Oregon and a unique distillation method called volcanic filtering. Using a testing panel of 20 females (10 vodka drinkers, 10 wine drinkers) Charles would not settle for anything less than a unanimous vote by these women for the final formula for Star Vodka which would take 13 months to finally perfect.

The first production was met with instant success with his closest friends and private clientele! Charles has since been slowly increasing production while staying true to maintaining his highest quality standards. "Building a lasting brand takes time and patience while staying honest to your vision and goals", says Charles. He feels the time is now right to come back to his roots in the Hudson Valley where he grew up and develop this iconic property with a craft distillery. The Hudson House will change the spirits industry!

Most recently, Charles was selected as a main character on Esquire Network's 10-episode docuseries "Lucky Bastards". He has been on Fox Business as a spirit expert and also has been written about along with his brand Star Vodka and featured in major media publications around the country such as The NY Post, Wallstreet Journal, NY Times among others.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. There are no guarantees or assurances that the Company will be able to repay your investment. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

INTENDED FOR REVIEW BY POTENTIAL INVESTORS ON HONEYCOMB CREDIT ONLY. DO NOT COPY OR DISTRIBUTE

Competition

The market in which the Company will operate is highly competitive. The Company will compete with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Multiple Might Not Adequately Compensate For Risk

Theoretically, the multiple paid by a company should compensate the Holders for the level of risk the Holders is assuming. There is no certainty that the multiple on your Note will compensate you adequately for the level of risk you are assuming.

No Right to Participate in Management

As the owner of a Note, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Note) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team

Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services

Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its facilities and attractions. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company will use human personnel to staff and operate its facilities and attractions. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's facilities, attractions and/or services or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

With respect to the additional capital the Company will require in the future to commence operations, the Company might borrow money and/or sell equity interests, and the new investors might have rights superior to those of an investor owning a Note. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Note

The law prohibits you from selling your Note (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Note for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Note Purchase Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Notes.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.
- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.
- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.
- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Note. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Note has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Note, it might decide (or be required) to pay its other lenders first.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the promissory notes or the Note Purchase Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the promissory notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

1. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the promissory notes will not have the right to share in the profits of the company or participate in the management of the company.

2. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding promissory notes. They could also issue other classes of securities with rights superior to those of investors holding promissory notes.

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

    n/a

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The company could issue securities with rights superior to those of the promissory notes.

If the company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

6. *What other exempt offerings has the issuer conducted within the past three years?*

    No other exempt offerings.

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

No Insider Transactions have occured.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the SEC;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> i) in connection with the purchase or sale of any security;

> ii) involving the making of any false filing with the Commission;

> iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
> i) at the time of the filing of this offering statement bars the person from:
> > a) association with an entity regulated by such commission, authority, agency or officer;
> > b) engaging in the business of securities, insurance or banking;
> > c) engaging in savings association or credit union activities; or

> ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: {website}

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

FINANCIAL INFORMATION

Below is a summary of the Company's current debt obligations:

Creditor	Amount	Interest Rate
Pursuit Lending	$282,982	10.25%
Rhinebeck Bank Real Estate Loan	$866,999	4.40%
Rhinebeck Bank Equipment Loan	$96,304	3.73%
SBA Equipment	$77,922	4.75%
SBA Construction	$555,075	3.92%
Total Balance	$1,879,282	

Balance Sheet

ASSETS	2024
Cash & Equivalents	136,235
Accounts Receivable	-
Fixed Assets	4,829,183
Other Assets	1,738,559
TOTAL ASSETS	**6,703,977**
LIABILITIES & EQUITY	
Accounts Payable	-
ST-Debt Payable	2,423,739
LT-Debt Payable	3,071,649
TOTAL LIABILITIES	**5,495,388**
Retained Earnings	(937,807)
Net Income	(60,861)
TOTAL OWNER'S EQUITY	1,208,589
TOTAL LIABILITIES & EQUITY	**6,703,977**

Income Statement

INCOME	2024
Total Revenue	1,797,837
Cost of Goods Sold	464,652
GROSS PROFIT	**1,333,185**
Operating Expenses	1,394,247
NET INCOME	**(60,861)**

Statement of Cash Flows

	2024
NET INCOME (LOSS)	(60,861)
CASH FLOW ACTIVITIES	
Net Cash from Operations	134,705
Net Cash from Investing	(98,026)
Net Cash from Financing	174,624
NET INCREASE (DECREASE) IN CASH	150,442

There have been no changes in the company ownership for the period reviewed.

OFFICER CERTIFICATE

I certify that the financial statements included in this Form C-AR are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C-AR are accurate and complete to the best of my knowledge.

Paul Seres

_____

Paul Seres

CEO